February 12, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Kasey L. Robinson

Re:	Agrify Corporation
Registration Statement on Form S-1
Filed February 11, 2021
File No. 333-253005

Ladies and Gentlemen:

As the underwriter of the proposed offering of Agrify Corporation (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Tuesday, February 16, 2021, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Head of Investment Banking, Executive Managing Director